Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.    General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. (“EGU”) in February 2012, including its producing mine, Stratoni, and development projects, Olympias and Skouries in Greece and Certej in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.    Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements, except as included in note 3, as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

3.    Adoption of new accounting standards and upcoming changes

The following standards and amendments to existing standards have been adopted by the company commencing January 1, 2013:

●
IAS 19 ‘Employee Benefits’ – On June 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19. The revised IAS 19 (“IAS 19R”) represents IASB’s effort to improve the accounting for employee retirement benefits. The revisions include:

-	Requirement to recognize past service costs immediately in net income rather than using the corridor method.
-
Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.

-
Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields. Previously, equity returns were incorporated into the expected return on plan assets.

-
Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity’s cash flows.

The adoption of this standard had a nominal impact on the Company’s unaudited condensed interim consolidated financial statements. Therefore comparative periods have not been restated.

●
IFRS 10 ‘Consolidated Financial Statements’ – This IFRS establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

(1)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.   Adoption of new accounting standards and upcoming changes (continued)

●
IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 ‘Interests in Joint Ventures’.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  Joint ventures entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

●
IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS is a new standard that applies to companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies are now required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  At January 1, 2013, the Company adopted this standard. The adoption did not require any adjustments to its unaudited condensed interim consolidated financial statements but will require extended disclosures at year end.

●
IFRS 13 ‘Fair value measurement’ – This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. At January 1, 2013, the Company adopted this standard and the required disclosures are included in note 10 of these unaudited condensed interim consolidated financial statements.

●
IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  At January 1, 2013, the Company adopted this interpretation and there was no impact on its unaudited condensed interim consolidated financial statements.

●
IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the extent of the impact of adoption of this standard.

(2)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.    Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analyses, asset retirement obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.

Actual results could differ from these estimates. Outlined below are some of the areas which require management to make estimates and assumptions in determining carrying values.

Purchase price allocation
Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Estimated recoverable reserves and resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Current and deferred taxes
The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Estimates of recoverability are required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.

(3)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.    Critical accounting estimates and judgements (continued)

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

5.    Acquisition of European Goldfields Ltd.

On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU. Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement. EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.

The Company acquired EGU to increase its presence in the Aegean region and leverage local operating knowledge and expertise.

The goodwill of $473,782 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

In April 2007, Hellas Gold (“Hellas”), a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a payment per ounce of payable silver equal to the lesser of $3.90 and the prevailing market price per ounce calculated, due and payable at the time of delivery. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.

(4)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.    Acquisition of European Goldfields Ltd. (continued)

The allocation of the purchase price is as follows:

Purchase price:

157,959,316 common shares of shares of Eldorado at C$15.05/share	$2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$2,440,394

Net assets acquired:

Cash	$18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,232
Mining interests	2,745,440
Goodwill	473,782
Accounts payable	(71,944)
Other liabilities	(45,457)
Deferred income taxes	(495,744)
Non-controlling interest	(224,256)
$2,440,394

The purchase price allocation was finalized as at March 31, 2013. There were no changes from what was reported in the Company’s annual financial statements for the year ended December 31, 2012.

The fair value of the common shares and replacement options issued and the equity settled deferred phantom units (“DPUs”) as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange. The value of the replacement options was calculated using the Black-Scholes model. The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39% – 44%
Expected life (range)	0.7 – 1.7 years
Expected dividends per share	Cdn $0.09
Forfeiture rate	0%

Acquisition related costs of $552 have been charged to transaction costs in the unaudited condensed consolidated income statement for the three months ended September 30, 2012 (2012 YTD – $20,005).

The unaudited condensed consolidated financial statements for the period ended September 30, 2012 include EGU’s results from February 24, 2012 to September 30, 2012. The revenue included in the unaudited condensed consolidated income statement for the period from February 24, 2012 to September 30, 2012 contributed by EGU was $34,358. This was from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece. The net loss before tax was $18,776.

Had EGU been consolidated from January 1, 2012, the unaudited condensed consolidated income statement for the period ended September 30, 2012 would include revenue of $42,136 and a net loss before tax of $41,820 from EGU.

Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

(5)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.    Impairment on investment in associates

During the quarter ended September 30, 2013 the Company recorded an impairment loss on its investment in Nordic Mines in the amount of $12,707 due to the decline in fair value of the investment.

7.    Debt

	September 30, 2013 $	December 31, 2012 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	16,265	-
Eastern Dragon HSBC revolving loan facility (b)	-	10,341
	16,265	10,341
Non-current:
Senior notes (c)	584,519	582,974
	600,784	593,315

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,265) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 14, 2014. The facility is unsecured.

As at September 30, 2013, Jinfeng has drawn down the full amount of RMB 100.0 million ($16,265) under this facility, in three tranches, and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

(b) Eastern Dragon HSBC revolving loan facility

In March 2013, Eastern Dragon re-paid the full amount of this loan.

(c) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $15,481 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2013 was $581.3 million.

(d) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,952) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,111) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2013 was 4.59%.

As at September 30, 2013, RMB 629.0 million ($102,310) had been drawn under the entrusted loan. Subsequent to September 30, 2013, RMB 1.5 million ($244) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

(6)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.    Income tax expense and deferred taxes

On January 11, 2013 the government of Greece enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013. As required by IAS 12, “Income Taxes”, when an income tax rate has changed the deferred tax liability must be adjusted to reflect the change in the income tax rate. This non-cash adjustment is required to be charged to deferred income tax expense. The Company recorded the adjustment during the quarter ended March 31, 2013 increasing its deferred tax liability and deferred tax expense by $125.2 million.

9.    Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2013 there were no non-voting common shares outstanding (December 31, 2012 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2013	714,344,476	5,300,957
Shares issued upon exercise of share options, for cash	665,484	3,546
Estimated fair value of share options exercised	-	1,683
Shares issued for deferred phantom units	449,062	3,584
At September 30, 2013	715,459,022	5,309,770

10.  Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2013
	Weighted average exercise price Cdn$	Number of options
At January 1,	13.68	15,074,444
Granted	10.28	5,792,130
Exercised	5.44	(665,484)
Forfeited	13.63	(2,289,587)
At September 30,	12.89	17,911,503

At September 30, 2013, 12,347,754 share options (September 30, 2012 – 10,547,424) with a weighted average exercise price of Cdn$13.42 (September 30, 2012 – Cdn$12.99) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended September 30, 2013 was $2,551 (YTD – $10,766).

(b) Restricted share unit plan

A total of 657,151 restricted share units (“RSUs”) at a grant-date fair value of Cdn$10.43 per unit were granted during the nine month period ended September 30, 2013 under the Company’s RSU plan and 219,050 were exercisable as at September 30, 2013.

(7)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.  Share-based payments (continued)

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the RSU plan and changes during the period ended September 30, 2013 is as follows:

Total RSUs
Balance at December 31, 2012	465,832
RSUs Granted	657,151
Redeemed	(324,616)
Forfeited	-
Balance at September 30, 2013	798,367

As at September 30, 2013, 798,367 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 203,329 RSUs were fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended September 30, 2013 was $1,134 (YTD – $5,447).

(c) Deferred share units plan

At September 30, 2013, 199,034 deferred share units (“DSUs”) were outstanding with a value of $1,425, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $80 for the quarter ended September 30, 2013 (YTD income – $280).

11.  Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and liabilities measured at fair value as at September 30, 2013 include:

	Balance at September 30,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable inputs
	2013 $	$ (Level 1)	$ (Level 2)	$ (Level 3)
Assets

Available-for-sale financial assets
Marketable securities	3,156	3,156	-	-

Non-current assets
Investments in associates - Nordic Mines (note 6)	1,213	1,213	-	-

Total assets	4,369	4,369	-	-

Liabilities

Debt - Senior notes	600,000	624,000	-	-

Total liabilities	600,000	624,000	-	-

(8)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.  Fair value of financial instruments (continued)

No liabilities are measured at fair value on a recurring basis as at September 30, 2013.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

The following table provides the carrying value and the fair value of financial instruments at September 30, 2013 and December 31, 2012:

	September 30, 2013		December 31, 2012
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Financial Assets
Available-for-sale
Marketable securities	3,156	3,156	1,988	1,988

Loans and receivables
Cash and cash equivalents	665,840	665,840	816,843	816,843
Term depostis	59,600	59,600	-	-
Restricted cash	261	261	241	241
Accounts receivable and other	82,809	82,809	105,600	105,600
Restricted assets and other	19,631	19,631	17,001	17,001

Financial Liabilities
Accounts payable and accrued liabilities	215,514	215,514	224,567	224,567
Debt	600,784	597,515	593,315	622,341

12.  Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2013 $	2012 $	2013 $	2012 $

Changes in non-cash working capital
Accounts receivable and other	16,800	(4,239)	11,109	(2,981)
Inventories	(4,909)	5,451	(6,815)	(27,912)
Accounts payable and accrued liabilities	3,563	19,531	(25,105)	(91,021)
Total	15,454	20,743	(20,811)	(121,914)

Supplementary cash flow information
Income taxes paid	20,533	18,939	77,802	81,576
Interest paid	348	741	17,704	3,279

Non-cash investing and financing activities
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	-	-	-	2,440,375

(9)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.  Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2013, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

13.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction as follows:

•	The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil.

•	The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey.

•	The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.

•	The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects and exploration activities in Greece.

•	The Romania reporting segment includes the Certej development project and exploration activities in Romania.

•	Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

For the three months ended September 30, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	150,160	117,762	9,414	9,918	-	-	287,254
Production costs	45,461	61,383	7,297	6,612	-	-	120,753
Depreciation	10,081	26,510	1,174	2,282	-	414	40,461
Gross profit (loss)	94,618	29,869	943	1,024	-	(414)	126,040

Other material items of income and expense
Exploration expenses	5,370	1,484	1,395	274	154	1,189	9,866
Income tax expense (recovery)	32,569	9,067	195	(3,679)	-	-	38,152

Additions to property, plant and equipment during the period	42,429	27,928	1,088	41,832	5,597	771	119,645

Information about assets and liabilities
Property, plant and equipment							-
Goodwill							-
	-	-	-	-	-	-	-

Debt	-	-	-	-	-	-	-

(10)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.  Segment information (continued)

For the three months ended September 30, 2012

	Turkey $	China $	Brazil $	Greece $	Romania $	Other $	Total $

Information about profit and loss

Metal sales to external customers	141,031	118,990	7,292	14,526	-	-	281,839
Production costs	31,606	57,722	6,954	11,333	-	-	107,615
Depreciation	3,550	18,969	1,094	1,845	-	624	26,082
Gross profit (loss)	105,875	42,299	(756)	1,348	-	(624)	148,142

Other material items of income and expense

Exploration expenses	2,390	4,578	3,215	(124)	84	987	11,130
Income tax expense (recovery)	23,511	10,815	171	(64)	-	2	34,435

Additions to property, plant and equipment during the period	71,068	36,807	4,538	32,853	2,125	(3,786)	143,605

For the nine months ended September 30, 2013

	Turkey $	China $	Brazil $	Greece $	Romania $	Other $	Total $
Information about profit and loss

Metal sales to external customers	489,756	333,230	33,254	36,011	-	-	892,251
Production costs	145,828	167,466	21,858	32,102	-	-	367,254
Depreciation	32,161	68,095	3,281	7,859	-	1,413	112,809
Gross profit (loss)	311,767	97,669	8,115	(3,950)	-	(1,413)	412,188

Other material items of income and expense

Exploration expenses	10,335	4,458	5,876	1,188	637	5,236	27,730
Income tax expense	85,367	24,503	1,899	122,022	108	55	233,954
Additions to property, plant and equipment during the period	137,920	77,562	8,612	99,247	17,440	1,649	342,430

Information about assets and liabilities

Property, plant and equipment	809,244	1,965,756	202,524	2,490,805	610,475	2,373	6,081,177
Goodwill	-	365,928	-	473,782	-	-	839,710
	809,244	2,331,684	202,524	2,964,587	610,475	2,373	6,920,887
Debt	-	16,265	-	-	-	584,519	600,784

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Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.  Segment information (continued)

For the nine months ended September 30, 2012

	Turkey $	China $	Brazil $	Greece $	Romania $	Other $	Total $
Information about profit and loss

Metal sales to external customers	353,256	380,567	29,398	34,358	-	-	797,579
Production costs	80,103	164,591	23,337	25,309	-	-	293,340
Depreciation	8,949	60,465	3,241	4,522	-	1,458	78,635
Gross profit (loss)	264,204	155,511	2,820	4,527	-	(1,458)	425,604

Other material items of income and expense

Exploration expenses	5,793	11,616	8,572	-	84	3,834	29,899
Income taxexpense (recovery)	57,756	40,829	1,006	(640)	-	14	98,965
Additions to property, plant and equipment during the period	144,787	80,113	15,449	55,807	4,680	1,157	301,993

For the year ended December 31, 2012
	Turkey $	China $	Brazil $	Greece $	Romania $	Other $	Total $
Information about assets and liabilities

Property, plant and equipment	699,182	1,952,545	198,586	2,422,868	593,210	2,351	5,868,742
Goodwill	-	365,928	-	473,782	-	-	839,710
	699,182	2,318,473	198,586	2,896,650	593,210	2,351	6,708,452
Debt	-	10,341	-	-	-	582,974	593,315

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

13.2  Economic dependence

At September 30, 2013, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

Jinfeng Mine	Zijin Refinery

White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

13.3  Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

14.  Events occurring after the reporting date

On October 30, 2013, Eldorado announced that it will acquire, through one of its subsidiaries and by way of a friendly cash takeover, all of the outstanding shares of Glory Resources Limited that are not already owned or controlled by the Company for total consideration of approximately A$30.5 million. Eldorado currently owns 19.9% of the shares in Glory. Eldorado also proposed to acquire all the issued options of Glory for total consideration of approximately A$1.8 million and to settle Glory's deferred obligations in the Sapes Gold Project to Cape Lambert Resources Limited for A$6.5 million.

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